

Stephan Paternot · 2nd

Co-Founder, Executive Chairman at Slated

Talks about #filmmaking and #filmfinance

West Hollywood, California, United States · Contact info

4,139 followers · 500+ connections

2 mutual connections: Susan Gault-Brown and Stephen Kogon

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Slated, Inc.

Cornell University

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Activity

4,139 followers

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Stephan Paternot reposted this • 1mo

Slated Promotes Ann Nguyen To CEO, Greg Gertmenian To Head Of Business Development
deadline.com • 3 min read

Stephan Paternot reposted this • 3mo

Roundtable Entertainment Sets Multi-Picture Financing, Production & Distribution Deal With Sla...
deadline.com • 3 min read

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About

Stephan Paternot is co-founder & CEO of Slated, the world's first online film finance marketplace. Powered by machine-learning analytics, over 1,200 listed films have received over $1.25 billion in investor introductions as of 2018. Over half of 2018's Sundance Film Festival selections and Oscar nominated films were made by Slated members in producing, directing, and writing roles. In 2004, Stephan co-founded PalmStar, a film production and financing company that has produced and financed over 30 films including Hereditary (2018), Collateral Beauty (2016), Sing Street (2016) and John Wick (2014). Stephan is also the founder and general partner of the Actarus Funds. Founded in 2002, these angel funds have backed such companies as LendingClub, SecondMarket, Indiegogo, AngelList, Digital Currency Group, and many more.

Prior to these ventures, Paternot is best known for co-founding one of the first Internet community sites, theglobe.com, in 1994. The company set stock market history when it went public in 1998 with a record-setting IPO, pushing the company valuation to over $1 billion. Over a six-year span, the company grew to over 300 employees, and the website became one of the top thirty most trafficked sites in the world. In 1999 Stephan won the Ernst & Young Entrepreneur of the Year Award and in 2001 published his memoir, A Very Public Offering, detailing his experience at theglobe.com. A Very Public Offering was updated and reissued in 2018 in conjunction with the worldwide release of the National Geographic Television series Valley of the Boom, in which Paternot is featured as a character.

Experience

Slated, Inc.
13 yrs 2 mos

- **Co-Founder, Executive Chairman**
  Full-time
  Jul 2020 - Present · 2 yrs 7 mos
  Los Angeles, California, United States

- **Co-Founder, Chairman & CEO**
  Full-time
  Jan 2014 - Jul 2020 · 6 yrs 7 mos
  los angeles, california

- **Co-founder & Chairman**
  Part-time
  Dec 2009 - Jan 2014 · 4 yrs 2 mos
  Greater Los Angeles Area

  Slated is the leading online film packaging, networking and investment marketplace.

General Partner
Actarus Funds
2002 - Present · 21 yrs 1 mo

Actarus Funds and Stephan's other investment vehicles have invested in Internet companies including LendingClub, AngelList, SecondMarket, Digital Currency Group, Indiegogo, Zingy, OLX, Diner ...see more

Co-Founder

Co-Founder
PalmStar Media
2004 - Jan 2010 · 6 yrs 1 mo

Independent film production and finance company.

Co-Founder, Co-CEO
theglobe.com
1994 - 2000 · 6 yrs

One of the first online communities of the internet 1.0 revolution. Was a global top 30 website.

Education

Cornell University
BSE, Computer Science
1992 - 1996
Activities and societies: Dean's List.

American School in London
Physics, Mathematics, Computer Science, History
1990 - 1992

Skills

Start-ups
Endorsed by Azeem Azhar and 6 others who are highly skilled at this
Endorsed by 2 colleagues at Slated, Inc.
80 endorsements

Entrepreneurship
Endorsed by Eytan Elbaz and 6 others who are highly skilled at this
Endorsed by Eric Jackson (mutual connection)
50 endorsements

Angel Investing
Endorsed by Eric Jackson (mutual connection)
Endorsed by 4 colleagues at Un Buen Rato
48 endorsements

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Recommendations

Received Given

Dan Jenkins · 3rd
Solutions Design and Research Development
March 12, 2008, Dan worked with Stephan but on different teams

Stephan and his partner Todd came to me as students to find out how they might devise a project that would quickly become a real company. They were pioneers in the online social networking movement and understood in a pre-Google-, pre-Facebook-world, just how important online communities would be to the next wave of web development. ...see more

David Tonkin · 3rd
Vice President, Global Head of Human Resources and Talent Acquisition at Vitech Systems Group
February 28, 2008, David reported directly to Stephan

I had the great priviledge to work for Stephan as he created a truly innovative organization and phenominal place to work. Stephan is incredibly creative, detailed with a great business mind. He has the ability to motivate, drive and manage the people who worked for him. I would jump at the chance to work for him and highly recommend him.

Esther Loewy · 3rd
Innovation | Impact | Community
February 25, 2008, Esther reported directly to Stephan

I've had the privilege of working with Steph during the revolutionary years of the internet. He is a true believer in the power of the brand and invests in the human resources necessary to create and maintain a company's global brand awareness –from start-up to post IPO. He is , open to multiple and differing opinions and an advocate for innovative and alternative strategies. I have always appreciated ...see more

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Languages

French

Causes

Animal Welfare • Civil Rights and Social Action • Environment • Health • Science and Technology

Interests

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